SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2022

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA – COPEL

CNPJ/ME 76.483.817/0001-20 – NIRE 41300036535 – Registro CVM 1431-1

B3 (CPLE3, CPLE5, CPLE6, CPLE11)

NYSE (ELP)

LATIBEX (XCOP, XCOPO, XCOPU)

Copel Distribuição's Grid Market increased by 5.8% in 1Q22

COPEL (“Company”), a company that generates, transmits, distributes and sells power, hereby communicates to its shareholders and the market in general the performance of Copel’s energy market in 1Q22.

Distribution

Grid Market

Copel Distribuição's grid market, made up of the captive market, supply to concessionaires and licensees within the State of Paraná and all the free customers existing in its concession area, grew by 5.8% in energy consumption in first quarter of 2022 compared to the same period of the previous year.

Considering the offset energy effects on the Mini and Micro Distributed Energy Generation - MMGED consumption, which increased from 136 GWh in 1Q21 to 274 GWh in 1Q22, an increase of 101.7%, the growth of the grid market registered a variation of 4.2% between the periods, already computed the Availability Cost verified for the Distributed Generation market.

These results are mainly due to, of energy consumed by the classes: i) commercial with an increase of 12.0%, largely impacted by the resumption of economic activity from the easing of restrictive measures to social mobility to prevent coronavirus, with an impact on the growth in consumption of Retail activities in 11.6%, representing 32.2% of consumption in the class, Wholesale Trade, except automotive vehicles and motorcycles,

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at 6.6%, representing 13.9% of consumption in the class, and Food in 15 .2%, representing 6.2% of the class's consumption, as well as the 2.1% growth in the class's customer base; ii) residential with an increase of 7.5% due to the increase in average consumption of 5.1%, reflecting the higher temperature recorded in 1Q22, an average maximum of 29.4°C compared to 1Q21, versus an average maximum of 27.9°C in 1Q20 and the 2.3% growth in the number of consumers and iii) industrial, with an increase of 2.2% due to the 6.4% growth in consumption in the Food Products Manufacturing sectors, representing 36.3% of the class consumption, Wood Products Manufacturing at 5.1%, representing 9.0% of class consumption, and partially offset by the 10.3% reduction in consumption in the Pulp and Paper sector, which represents 11 .6% of the class.

Captive Market

Energy sales to the captive market by Copel Distribuição totaled 5.319 GWh in 1Q22, increase of 5.3% compared to the same period of the previous year. The reasons that contributed to this are: i) commercial class increased by 9.6% due to the growth of the customer base and the resumption of economic activity with greater flexibility of restrictions to combat the pandemic, given the reduction of serious cases of Covid-19; ii) residential class increased by 7.5%, reflecting the growth in the customer base and the increase in average temperatures in the period; iii) other classes had an increase of 4.3%, mainly for public education with the return of classroom teaching activities in 2022. It is also worth noting that the Public Power class obtained its first customer migration to the free market in this quarter. On the other hand, energy sold in the captive market dropped 8.0% in the industrial class, mainly affected by the 1.1% reduction in the customer base and the growth in the migration of customers to the free energy market.

On the other hand, energy sold in the captive market dropped 8.0% in the industrial class, mainly affected by the 1.1% reduction in the customer base and the growth in the migration of customers to the free energy market.

The following chart demonstrates energy consumption by consumption class in 1Q22:

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Generation

The volume of energy sold by Copel Geração e Transmissão (including energy from FDA and BVE, but excluding UTE Araucária) reached 4,495 GWh in 1Q22, an increase of 3.6% compared to the same period of the previous year. For wind farms, total energy sold was 805 GWh, an increase of 22.3%, mainly influenced by Complexo Vilas, which has been in the Company's energy portfolio since December 21 and represented 29.4 % of wind power generation.

TPP Araucaria

In 1Q22 there was a reduction in dispatch from UTE Araucária due to the improvement in hydrological conditions. The plant generated 238 GWh in the period from January to March 2021, a reduction of 65% compared to 1Q21.

Trading

Copel Mercado Livre

In the first quarter of 2022, the volume of energy sold by Copel Mercado Livre increased by 18.6% compared to 1Q21, due to the 13.3% growth in the number of consumers/contracts, influenced by the addition of 20.2% in the line of free consumers, with an increase of 48.5% in energy sold, with emphasis on the commercial and industrial classes, which increased sales by 68.3% and 44.6%, respectively. Also noteworthy was the 6.8% increase in energy sold under bilateral contracts, despite the 14.2% reduction in the number of consumers/contracts.

Copel’s Consolidated Market

The total energy sold by Copel, comprising the sales of Copel Distribuição, Copel Geração e Transmissão, Wind Complexes and Copel Mercado Livre in all markets, reached 17,151 GWh in 1Q22, representing a growth of 9.4% compared to to the same period of the previous year.

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The following table presents Copel's total energy sales, segmented between Copel Distribuição, Copel Geração e Transmissão, Wind Farms and Copel Mercado Livre:

Curitiba, April 28, 2022.

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

For further information, please contact the Investor Relations team:

ri@copel.com or +55 41 3331-4011

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date April 28, 2022

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.